UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Arbor Realty Trust, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

038923108
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038923108	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON Ivan Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 958,327
	6	SHARED VOTING POWER 15,429,151
	7	SOLE DISPOSITIVE POWER 958,327
	8	SHARED DISPOSITIVE POWER 15,429,151

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,387,478
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 038923108	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Arbor Commercial Mortgage, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,429,151
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,429,151

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,429,151
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.

	(a)	Name of Issuer:

Arbor Realty Trust, Inc. (“ART”)

	(b)	Address of Issuer’s Principal Executive Offices:

333 Earle Ovington Boulevard, Suite 900
Uniondale, New York 11553

Item 2.

	(a)	Names of Persons Filing:

Ivan Kaufman; Arbor Commercial Mortgage, LLC

	(b)	Address of Principal Business Office, or if none, Residence:

333 Earle Ovington Boulevard, Suite 900 Uniondale, New York 11553

	(c)	Citizenship:

Ivan Kaufman: United States of America;
Arbor Commercial Mortgage, LLC

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share ("Common Stock")

	(e)	CUSIP Number:

038923108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act;

	(b)	☐ Bank as defined in section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3I(14) of the Investment Company Act of 1940;

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)), please specify the type of institution: __________________

Item 4.	Ownership.

	(a)	Amount beneficially owned:

Mr. Kaufman beneficially owns the following shares of common stock:

(i) 953,063 shares of common stock held directly by Mr. Kaufman;

(ii) 5,264 shares of common stock held directly by certain children of Mr. Kaufman;

(iii) 15,429,151 shares of common stock held directly by Arbor Commercial Mortgage, LLC ("ACM")*.

* As of December 31, 2020, due to his direct and indirect ownership of approximately 35% of ACM, Mr. Kaufman beneficially owns the shares of common stock of ART that are held directly by ACM.

	(b)	Percent of class:

As of December 31, 2020, Ivan Kaufman and ACM owned 11.6% and 11.0%, respectively, of the outstanding shares of ART's common stock.

	(c)	As of December 31, 2020, Ivan Kaufman had the sole power to vote or to direct the vote of 958,327 shares of common stock and the sole power to dispose or to direct the disposition of 958,327 shares of common stock. As of such date, Ivan Kaufman had the shared power to vote or direct the vote of 15,429,151 shares of common stock and the shared power to dispose or to direct the disposition of 15,429,151 shares of common stock.

As of December 31, 2020, ACM had the shared power to vote or to direct the vote of 15,429,151 shares of common stock and the shared power to dispose or to direct the disposition of 15,429,151 shares of common stock. As of such date, ACM had no sole power to vote or direct the vote or to dispose or to direct the disposition of any shares of common stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

By:	/s/ Ivan Kaufman
Ivan Kaufman

ARBOR COMMERCIAL MORTGAGE, LLC
By:	/s/ Ivan Kaufman
Name: Ivan Kaufman
Title: Chief Executive Officer and President